Exhibit 99.1
April 30, 2025

2 Forward-Looking Statements This presentation, including the sections “2025 GUIDANCE”, “BRAND-LEVEL PERFORMANCE” and “APPENDIX”, contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the respective management of Lanvin Group and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes adversely affecting the business in which Lanvin Group is engaged; Lanvin Group’s projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of its actual results or future results; management of growth; the impact of health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic on Lanvin Group’s business; Lanvin Group’s ability to safeguard the value, recognition and reputation of its brands and to identify and respond to new and changing customer preferences; the ability and desire of consumers to shop; Lanvin Group’s ability to successfully implement its business strategies and plans; Lanvin Group’s ability to effectively manage its advertising and marketing expenses and achieve desired impact; its ability to accurately forecast consumer demand; high levels of competition in the personal luxury products market; disruptions to Lanvin Group’s distribution facilities or its distribution partners; Lanvin Group’s ability to negotiate, maintain or renew its license agreements; Lanvin Group’s ability to protect its intellectual property rights; Lanvin Group’s ability to attract and retain qualified employees and preserve craftsmanship skills; Lanvin Group’s ability to develop and maintain effective internal controls; general economic conditions; the result of future financing efforts; and those factors discussed in the reports filed by Lanvin Group from time to time with the SEC. If any of these risks materialize or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lanvin Group presently does not know, or that Lanvin Group currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lanvin Group’s expectations, plans, or forecasts of future events and views as of the date of this presentation. Lanvin Group anticipates that subsequent events and developments will cause Lanvin Group’s assessments to change. However, while Lanvin Group may elect to update these forward-looking statements at some point in the future, Lanvin Group specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lanvin Group’s assessments of any date subsequent to the date of this presentation. Accordingly, reliance should not be placed upon the forward-looking statements. Use of Non-IFRS Financial Metrics This presentation includes certain non-IFRS financial measures (including on a forward-looking basis) such as contribution profit, contribution profit margin, adjusted earnings before interest and taxes (“Adjusted EBIT”), and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and trade working capital. These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Reconciliations of non-IFRS measures to their most directly comparable IFRS counterparts are included in the Appendix to this presentation. Lanvin Group believes that these non- IFRS measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Lanvin Group. Lanvin Group's management uses forward looking non-IFRS measures to evaluate Lanvin Group's projected financial and operating performance. Lanvin Group believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Lanvin Group's financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore Lanvin Group's non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Lanvin Group does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in Lanvin Group's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by Lanvin Group about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, Lanvin Group presents non-IFRS financial measures in connection with IFRS results.

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China, managing iconic brands worldwide, including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world.

4 PAGE 11 PAGE 23 PAGE 16 PAGE 32

Revenue of €329 million for FY 2024, a 23% decrease over FY 2023 Challenging macro backdrop weighing on consumer sentiment and challenging industry environment in 2024 Measures implemented to reduce G&A expenses and improve working capital management Proactively consolidated stores network to optimize the retail footprint and concentrate on core business units Appointment of Andy Lew as Executive President expected to drive strategic implementation and bring transformative initiatives

6 Note: Figures in this presentation have been rounded, which may affect the result of certain mathematical calculations presented herein. (1) DOS refers to Directly Operated Stores which include boutiques, outlets, concession shop-in-shops and pop-up stores. 2024 Global Revenue 2024 Directly Operated Stores(1) 2024 vs. 2023 G&A Expenses Savings 2024 Global Gross Margin 2020-2024 Improvement in Operating Cash Flow 2020-2024 Global Revenue CAGR Retail revenue resilient coupled with footprint optimization drove improving store metrics Refocused retail network with attention on high potential markets New product offerings and choice collaborations drove significant brand heat

7 (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 50 for Non-IFRS Financial Measures and Definition. (2) Based on Sergio Rossi FY2021 data. BUSINESS TRANSFORMATION PACE REFLECTS BRAND LEGACY STRUCTURES, MARKET POSITIONING, AND OPERATIONAL COMPLEXITY 2020 2024 Future Contribution Profit(1) € 3.2mm € 8.8mm Continue to improve profit margin with stronger distribution Contribution Profit(1) -€ 9.3mm € 8.0mm Continue to improve profit margin with light-asset model € 35.0mm € 82.7mm Drive topline growth with new Revenue collection and categories Channel Evolution 50% / 50% between DTC and Wholesale(2) Global retail network expansion since 2022 Boost revenue by enhancing wholesale with new collection Product Mix 30% RTW / 41% Legwear 46% RTW / 39% Legwear Diversified product mix with an increase of RTW%

(1) Opex includes marketing and selling expenses and general and administrative expenses. 8 DESPITE FACING CHALLENGING MACRO HEADWINDS, WE MANAGED TO IMPROVE OPERATIONAL EFFICIENCY Gross Profit Opex Where we are now Our breakeven point Our revenue has experienced a certain decline due to the impact of macroeconomic conditions and industry trends. Despite this, we are resolutely implementing our turnaround plan by streamlining expenses and enhancing operational efficiency. (1) Time

9 -€ 81 -€ 58 -€ 59 FY2022 FY2023 FY2024 (1) Opex includes marketing and selling expenses and general and administrative expenses. € 378 € 365 € 326 FY2022 FY2023 FY2024 DESPITE FACING CHALLENGING MACRO HEADWINDS, WE MANAGED TO IMPROVE OPERATIONAL EFFICIENCY

10 “ a strong start for the seasoned British designer ” ⁃ WWD “ If someone doesn’t wear them to at least one award show this season, the stylist community is not doing its job ” -The New York Times “ Andrew is poised to shake up the Italian shoe game once again ” - Highsnobiety “ Andrew created a new, edgy chain (…) that will become a new signature for the brand ” - WWD “ an ideal fit for Sergio Rossi, a label synonymous with luxurious and meticulously crafted footwear ” - Designscene “ A reincarnation of Jeanne Lanvin’s fashion-setting robe de style silhouette ” - Vogue US” NEW APPOINTMENTS MARKING THE OPENING OF AN EXCITING NEW CHAPTER OF LANVIN AND SERGIO ROSSI

Source: Bain-Altagamma Luxury Goods Worldwide Market Study (Fall 2021-20 11 th). Euromonitor. Section I

A PORTFOLIO WITH DISTINGUISHED PROVENANCE…

LANVIN GROUP'S BRANDS WORK TOGETHER TO BUILD A WARDROBE OF MODERN, GENERATIONAL LUXURY FOR ITS CONSUMERS BY SYNERGIZING EACH BRAND'S CREATIVITY AND CORE SKILLS IN DESIGN AND PRODUCTION


LANVIN

SINCE
1889

2024 Revenues – €83 million
% of Group Revenues – 25%

The Oldest Operating French Couture House


sergio rossi


ST. JOHN

SINCE
1962

2024 Revenues – €79 million
% of Group Revenues – 24%

A Foundation of American Luxury; Building Wardrobes with Timeless yet Contemporary Style

SINCE
1950

2024 Revenues – €88 million
% of Group Revenues – 27%

Iconic Skinwear Brand Originated from Austria that Combines Luxury, Technology, and Premier Manufacturing


Wolford

SINCE
1951

2024 Revenues – €42 million
% of Group Revenues – 13%

A Forerunner in Design; Manufacturing Shoes and Accessories with Provocative, Modern Sophistication from Italy

SINCE
1958

2024 Revenues – €37 million
% of Group Revenues – 11%

The Reference Luxury Tailoring Manufacturer in Italy, Combining Traditional Skills with Innovation in Shapes and Material


CARUSO

Note: Revenue eliminations are not allocated by brand and result mainly from intragroup transactions. Brand-level results are presented exclusive of eliminations.

12

13 … KEY STRATEGIES AND INITIATIVES IN BRAND, PRODUCT, CHANNEL AND REGION CONTINUE TO PROMOTE GROWTH • Back to brand DNAs and ethos • Focus on core iconic offerings • Continued investment in branding • Targeted brand collaborations • Increased accessory contribution • Successful category extension • Rebalanced store network • Expansion into Middle East markets • Strengthened e-commerce channels • Digital infrastructure implementation

14 …

15 … PROVEN RESULTS FROM SUCCESSFUL IMPLEMENTATION OF GROUP STRATEGIES Lanvin 2020 – 2024 Global Revenue Lanvin 2020 – 2024 Global Digital Revenue Wolford 2020 – 2024 The % of W Collection in Seasonal Sales Lanvin Group 2020 – 2024 Greater China Revenue Lanvin Group 2020 – 2024 Global Revenue Lanvin Group 2020 – 2024 Other Asia Revenue

17 Peter Copping joined Lanvin in Sep 2024 as the new Artistic Director charged with propelling brand momentum and bringing a fresh creative vision Couture and contemporary culture meet through a series of ambitious artistic initiatives including Steven Meisel’s ‘Character Studies’ and Benjamin Millepied’s ‘Elegance in Motion’ Highly anticipated and critically acclaimed debut fashion show by Peter Copping inspired by a return to the founding ideas of the French couture house, a significant return to heritage Gross profit margin maintained through effective cost control and inventory management, demonstrating resilience and strength in the face of market pressure

18 Brand campaigns and product narratives crafted to highlight Wolford’s unique value proposition and elevate its positioning within the luxury market Elevate brand experience through a refreshed webshop identity and an optimized Retail and Wholesale distribution to ensure a cohesive and premium brand presence across all touchpoints Capsule collections in collaboration with Italian fashion brand ETRO contributed to maintain cultural relevance, expand brand reach and strengthen its appeal towards a larger audience Balanced product offering that merges innovation and heritage, delivering a cohesive assortment across timeless essentials and trend-driven pieces

19 Announced the appointment of Paul Andrew as Creative Director in July 2024. His first collection will be FW2025 Opened franchise stores in the Middle East and Taiwan through cooperations with local partners Streamlined the network by focusing on the key locations and closure of underperforming stores to optimize the resource allocation Undertook a series of factory restructuring measures to improve production lead time and productivity, and reduce cost

20 Focus and streamline the business to North America and upgraded flagship stores in key cities to more viable locations Created a new site experience and aesthetics through a more agile platform that allows adding multiple add-on tools to improve conversions Continued to convert wholesale distribution to a new wholesession model to have better image, merchandising controls and margins Successfully consummated the sale of the property and improved operational efficiency

21 Single-digit revenue decrease even in a very challenging luxury landscape. Proprietary brand business still growing Growing Caruso brand awareness and appeal also thanks to high-standard yet efficient content creation, credible collaborations and trade events Maintained marginality both at Gross Margin and EBITDA level, positive Net Profit obtained. Operations generating significant cash flow Caruso brand made-to-measure business growth thanks to flawless service; new maisons business developed also thanks to effective prototype and fashion-show pieces management

22 DRIVING PROFITABILITY Enhance management by cultivating a dynamic and experienced leadership team that is agile and adaptable to change Establish a second European headquarters to streamline operations and boost decision-making agility Anticipate sales growth following the appointment of new Artistic Director at Lanvin and Creative Director at Sergio Rossi Prioritize cost and expense efficiency to optimize spending and improve return on marketing investment Search for new growth initiatives in regions, product categories and business models via strategic partnerships and ecosystem

24 BRANDS COMPLETED RESTRUCTURING SHOW GREAT RESILIENCE THROUGH CHALLENGING MACRO-HEADWINDS 2020 2021 Eliminations 2024 €223 €309 €422 €426 -€29 -€38 -€18 -€11 -€3 €329 2020 2021 2022 2023 Lanvin Wolford Sergio Rossi SJK Caruso Elimination 2024 2022 2023 €2

(1) Other includes: Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries. 25 NORTH AMERICA OUTPERFORMS OTHER KEY MARKETS WITH ST. JOHN’S STRONG PRESENCE IN THE REGION (1) -€19 -€19 €329 €426 -€57 2023 EMEA North America Greater China Other 2024 44% 39% 10% 7% 2024 North America -13% EMEA -28% Greater China -36% Other(1) -12% -€2

26 ST. JOHN AND SERGIO ROSSI SHOW RESILIENCE IN KEY RETAIL MARKETS, AND CARUSO’S WHOLESALE KEEPS SOLID (1) Other includes: fees for royalties, licenses received from third party, and clearance. (1) €426 -€46 -€46 -€5 €329 2023 DTC Wholesale Other 2024 61% 35% 4% 2024 Other(1) -31% DTC -19% Wholesale -28%

27 279 4 1 2 1 -62 225 FY 2023 EMEA North America Greater China Other Asia Total Closure FY 2024 279 2 2 1 3 -62 225 FY 2023 Lanvin Wolford St. John Sergio Rossi Total Closure FY 2024 Note: DOS as of 31st December 2024 and 2023 and refers to Directly Operated Stores which include shop-in-shop, retail, outlet & pop-up stores. ONGOING UPGRADE OF STORE NETWORK, WITH DISCIPLINED NEW OPENINGS AND STRATEGIC FOCUS IN KEY MARKETS Lanvin Group DOS Evolution by Brand Selected 2024 Newly Opened Boutiques Lanvin Group DOS Evolution by Region Lanvin – Galeries Lafayette, Paris Lanvin - La Croisette, Cannes Sergio Rossi – Dubai Mall St. John – Lee Garden, Hong Kong

28 -€ 88 -€ 59 -€ 72 -€ 64 FY2020 FY2021 FY2022 FY2023 FY2024 € 117 € 170 € 238 € 251 FY2020 FY2021 FY2022 FY2023 FY2024 (1) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 50 for Non-IFRS Financial Measures and Definition. GP% 53% CP% Adj. EBITDA% MARGIN DECREASES WITH REVENUE WHILE RESTRUCTURING EFFORTS HELP TO OPTIMIZE COST STRUCTURE € 183 55% 56% 59% 56% -€ 34 € 4 € 13 € 24 FY2020 FY2021 FY2022 FY2023 FY2024 -€ 26 -15% 1% 3% 6% -8% -€ 92 -40% -19% -17% -15% -28%

29 2023 2024 HQ and Eliminations (1) Non-IFRS Financial Measure. Please see Page 50 for Non-IFRS Financial Measures and Definition. Note: HQ and eliminations are not allocated by brand and result mainly from intragroup transactions. Brand-level results are presented exclusive of eliminations. € 24 -€ 12 -€ 23 -€ 8 -€ 3 -€ 1 -€ 4 -€ 26 2023 Lanvin Wolford Sergio Rossi SJK Caruso Elimination 2024 -€ 3

30 FY2023 -€ 64 -€ 92 FY2024 Wolford Logistics Integration ~€ 14-18 ~-€ 64-73 ~€ 5-10 Creative Transition Estimated Adjusted EBITDA w/o One-off Impact (1) Non-IFRS Financial Measure. Please see Page 50 for Non-IFRS Financial Measures and Definition.

31 €22 €40 €49 €46 €28 €76 €92 €109 €107 €90 -€47 -€58 -€73 -€79 -€80 Y202 0 Y202 1 Y202 2 Y202 3 Y202 4 Trade payables Inventories Trade receivables €51 €74 €85 2020 2021 2022 DSO(1) 36 43 42 DIO(1) 263 216 216 DPO(1) 165 136 145 Cash Conversion Cycle(1) 134 123 113 % of Revenues 23% 22% 20% (1) Non-IFRS Financial Measure. Please see Page 50 for Non-IFRS Financial Measures and Definition. Trade working capital is defined as the sum of inventories as well as trade receivables less trade payables. DSO (Days Sales Outstanding)=Trade receivables/Total sales x 365; DIO (Days Inventory Outstanding)=Inventory/Cost of sales x 365; DPO (Days Payable Outstanding)=Trade payables/Cost of sales x 365; Cash Conversion Cycle =DSO+DIO-DPO €74 2023 39 223 164 98 17% €38 2024 31 225 201 54 11%

LANVIN 2024 RESULTS AND 2025 GUIDANCE

KEY TAKEAWAYS

- A pivotal year of transition for Lanvin: Revenue declined by 26% in the context of slowing luxury demand, changing tastes and behaviors of aspirational customers and the absence of creative leadership.
- Wholesale impact significant: weak retail markets, contracting global wholesale opportunity; notwithstanding, slight gross margin improvement.
- Decisive actions taken to protect fiscal health with positive results: G&A expenses reduced by 14% with limited impact to contribution profit; inventory management showed steady improvement.
- Actively rebalancing distribution approach with strategic adjustments to the retail network.
- Peter Copping's acclaimed January 2025 fashion show captured significant industry interest worldwide, with investments beginning Q4 2024 and product deliveries expected in H2 2025.

Lanvin Global Revenue Bridge (€ in Thousands)



€34,989
€72,872
€119,847
€111,740
-€11,788
-€12,820
-€4,412
€82,720
2020
2021
2022
2023
DTC
Wholesale
Other
2024

Lanvin Key Financials (€ in Thousands)	FY2020	FY2021	FY2022	FY2023	FY2024
Revenues	€34,989	€72,872	€119,847	€111,740	€82,720
YoY%		*108%*	*64%*	*-7%*	*-26%*
Gross profit	€13,573	€34,028	€60,513	€64,547	€48,440
GP Margin%	*39%*	*47%*	*50%*	*58%*	*59%*
Contribution profit [(1)]	-€29,574	-€24,096	-€15,339	-€11,986	-€23,801
CP Margin%	*-85%*	*-33%*	*-13%*	*-11%*	*-29%*

(1) Non-IFRS Financial Measure. Please see Page 50 for Non-IFRS Financial Measures and Definition.
Note: Brand-level results are presented exclusive of eliminations.

33

WOLFORD 2024 RESULTS AND 2025 GUIDANCE

KEY TAKEAWAYS

- Revenue declined by 30%, dropping from €126M in 2023 to €88M in 2024. EMEA region and wholesale channel experienced the greatest impact.
- The year was marked by challenges including macroeconomic uncertainties, organizational changes and disruptions in logistics in Q2.
- Marketing and branding efforts have been streamlined to focus on key product launches and commercial moments.
- Established new management board to aim at a sustainable future growth for the company.
- Etro x Wolford capsule collection was successfully launched in H2, supported by a 360° activation strategy.
- In 2025, Wolford is expected to stabilize the organization and will celebrate its 75th anniversary with a significant brand push in the second half of the year.

Wolford Global Revenue Bridge (€ in Thousands)


€95,384
€109,332
€125,514
€126,280
-€20,346
-€17,221
-€822
€87,891
2020
2021
2022
2023
DTC
Wholesale
Other
2024

Wolford Key Financials (€ in Thousands)	FY2020	FY2021	FY2022	FY2023	FY2024
Revenues	€95,384	€109,332	€125,514	€126,280	€87,891
YoY%		*15%*	*15%*	*1%*	-30%
Gross profit	€65,865	€79,070	€86,228	€83,339	€50,995
GP Margin%	*69%*	*72%*	*69%*	*66%*	58%
Contribution profit [(1)]	€859	€19,719	€4,327	€4,279	-€18,608
CP Margin%	*1%*	*18%*	*3%*	*3%*	-21%

(1) Non-IFRS Financial Measure. Please see Page 50 for Non-IFRS Financial Measures and Definition.
Note: Brand-level results are presented exclusive of eliminations.

34

SERGIO ROSSI 2024 RESULTS AND 2025 GUIDANCE

KEY TAKEAWAYS

- Revenue declined 30% from €60M in 2023 to €42M in 2024.
- EMEA market declined 35%, mainly due to wholesale conditions and planned reduction of lower-margin third-party production. Greater China market declined 35% due to a challenging retail market. Japan market showed a slight decrease of 8%.
- Gross margin decreased by 8% as revenue fell while fixed factory costs remained stable.
- Administrative expenses decreased by 18% through cost control and efficiency measures.
- In July 2024, Sergio Rossi announced the appointment of Paul Andrew as Creative Director, who will collaborate with the team to propose a new brand vision.
- 2025 priorities will be focused on enhancing wholesale business with new collection, optimizing operations and capital expenditure, and seeking local partners to explore opportunities in high-growth regions.

Sergio Rossi Global Revenue Bridge (€ in Thousands)



€28,737
€59,206
€61,929
€59,518
-€5,018
-€12,590
NM
€41,910
2021A
2021PF
2022
2023
DTC
Wholesale
Other
2024

Sergio Rossi Key Financials (€ in Thousands)	FY2021	FY2022	FY2023	FY2024
Revenues	€28,737	€61,929	€59,518	€41,910
YoY%		*116%*	*-4%*	-30%
Gross profit	€13,319	€31,048	€30,435	€17,867
GP Margin%	*46%*	*50%*	*51%*	43%
Contribution profit [(1)]	€3,830	€6,546	€7,338	-€1,056
CP Margin%	*13%*	*11%*	*12%*	-3%

(1) Non-IFRS Financial Measure. Please see Page 50 for Non-IFRS Financial Measures and Definition.
Note: Brand-level results are presented exclusive of eliminations.
Note: Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and Sergio Rossi was consolidated in Lanvin Group's consolidated revenue starting from the acquisition date; audited 2021 revenue of the brand was €29 million. Pro Forma results assume Sergio Rossi's revenue results for the full-year 2021.

35

ST. JOHN 2024 RESULTS AND 2025 GUIDANCE


St. John Global Revenue Bridge (€ in Thousands)
€66,512
€73,094
€85,884
€90,398
-€9,394
-€1,579
-€158
€79,267
2020
2021
2022
2023
DTC
Wholesale
Other
2024

KEY TAKEAWAYS

- Revenue declined 12% from €90M in 2023 to €79M in 2024.
- North America outperformed other regions. Wholesale remained stable, driven by strategic key account partnership with Nordstrom.
- International revenue decreased by 46% as St. John repositioned its retail portfolio to North America amid global economy challenges.
- Gross Margin improved significantly from 63% to 69%, due to improved full-price sell-through and new wholesale model with Nordstrom.
- Administrative expenses decreased by 9% through effective measures.
- North America will continue to be the primary focus moving into 2025 as St. John looks to simplify and streamline its business. The brand will lean into its Southern California heritage through powerful storytelling and strong product positioning in knits.

St. John Key Financials (€ in Thousands)	**FY2020**	**FY2021**	**FY2022**	**FY2023**	**FY2024**
Revenues	€66,512	€73,094	€85,884	€90,398	€79,267
YoY%		*10%*	*17%*	*5%*	-12%
Gross profit	€32,987	€38,987	€52,642	€57,374	€54,451
GP Margin%	*50%*	*53%*	*61%*	*63%*	69%
Contribution profit [(1)]	-€9,286	€1,290	€10,144	€10,679	€8,006
CP Margin%	*-14%*	*2%*	*12%*	*12%*	10%

(1) Non-IFRS Financial Measure. Please see Page 50 for Non-IFRS Financial Measures and Definition.
Note: Brand-level results are presented exclusive of eliminations.

36

CARUSO 2024 RESULTS AND 2025 GUIDANCE

KEY TAKEAWAYS

- Revenue decreased slightly 7% from €40mn in 2023 to €37M in 2024.
- The Caruso brand business grew double-digit, gaining market share thanks to the appeal of its playful-elegant collections and its undisputed quality level offered at a customer-respectful luxury price.
- Caruso brand's made-to-measure business grew as a result of its outstanding service level.
- Gross margin remains sustainable despite the market headwinds with a slight increase from 28% in 2023 to 29% in 2024.
- 2025 luxury market is expected to remain challenging while management is committed to continuing developing new business relationships.
- The Caruso Brand is expected to keep growing as a result of renewed and strengthened distribution team and appealing marketing initiatives implemented.

Caruso Global Revenue Bridge (€ in Thousands)



€26,351
€24,695
€30,819
€40,011
€24
-€2,928
NM
€37,107
2020
2021
2022
2023
DTC
Wholesale
Other
2024

Caruso Key Financials (€ in Thousands)	FY2020	FY2021	FY2022	FY2023	FY2024
Revenues	€26,351	€24,695	€30,819	€40,011	€37,107
YoY%		*-6%*	*25%*	*30%*	*-7%*
Gross profit	€4,881	€4,449	€7,147	€11,351	€10,628
GP Margin%	*19%*	*18%*	*23%*	*28%*	*29%*
Contribution profit [(1)]	€3,173	€3,305	€5,701	€9,451	€8,767
CP Margin%	*12%*	*13%*	*18%*	*24%*	*24%*

(1) Non-IFRS Financial Measure. Please see Page 50 for Non-IFRS Financial Measures and Definition.
Note: Brand-level results are presented exclusive of eliminations.

37

LANVIN GROUP CONSOLIDATED INCOME STATEMENT

(€ in Thousands, unless otherwise noted)

Lanvin Group Consolidated P&L	2020A		2021A		2022A		2023A		2024A	
	FY	%	FY	%	FY	%	FY	%	FY	%
Revenue	**222,612**	**100%**	**308,822**	**100%**	**422,312**	**100%**	**426,178**	**100%**	**328,610**	**100%**
Cost of sales	-105,218	-47%	-138,920	-45%	-184,368	-44%	-175,236	-41%	-145,847	-44%
Gross profit	**117,394**	**53%**	**169,902**	**55%**	**237,944**	**56%**	**250,942**	**59%**	**182,763**	**56%**
Marketing and selling expenses	-151,631	-68%	-165,502	-54%	-224,733	-53%	-226,750	-53%	-208,803	-64%
General and administrative expenses	-115,181	-52%	-122,497	-40%	-153,138	-36%	-138,215	-32%	-117,368	-36%
Impairment of goodwill	0	0%	0	0%	0	0%	0	0%	-31,208	-9%
Other operating income and expenses	-18,399	-8%	10,083	3%	-2,340	-1%	-4,534	-1%	7,977	2%
Loss from operations before non-underlying items	**-167,817**	**-75%**	**-108,014**	**-35%**	**-142,267**	**-34%**	**-118,557**	**-28%**	**-166,639**	**-51%**
Non-underlying items[(1)]	43,546	20%	45,206	15%	-83,057	-20%	-3,858	-1%	10,243	3%
Loss from operations	**-124,271**	**-56%**	**-62,808**	**-20%**	**-225,324**	**-53%**	**-122,415**	**-29%**	**-156,396**	**-48%**
Finance cost – net	-12,989	-6%	-9,313	-3%	-14,556	-3%	-20,431	-5%	-29,821	-9%
Loss before income tax	**-137,260**	**-62%**	**-72,121**	**-23%**	**-239,880**	**-57%**	**-142,846**	**-34%**	**-186,217**	**-57%**
Income tax expenses	1,603	1%	-4,331	-1%	129	0%	-3,407	-1%	-3,078	-1%
Loss for the period	**-135,657**	**-61%**	**-76,452**	**-25%**	**-239,751**	**-57%**	**-146,253**	**-34%**	**-189,295**	**-58%**
Contribution profit	-34,237	-15%	4,400	1%	13,211	3%	24,192	6%	-26,040	-8%
Adjusted EBIT	-162,428	-73%	-100,806	-33%	-134,836	-32%	-115,808	-27%	-166,088	-51%
Adjusted EBITDA	-88,116	-40%	-58,945	-19%	-71,958	-17%	-64,173	-15%	-92,320	-28%

(1) 2022 was impacted by a €84 million cost related to the Reverse Recapitalization that occurred as part of the SPAC merger; this cost is non-recurring in nature.
(2) These are Non-IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 50 for Non-IFRS Financial Measures and Definition.

39

LANVIN GROUP CONSOLIDATED BALANCE SHEET

(€ in Thousands, unless otherwise noted)

Lanvin Group Consolidated Balance Sheet	2020A FY	2021A FY	2022A FY	2023A FY	2024A FY
Assets					
Non-current assets					
Intangible assets	175,542	181,234	181,485	210,439	213,501
Goodwill	69,323	69,323	69,323	69,323	38,115
Property, plant and equipment	26,879	40,564	46,801	43,731	39,440
Right-of-use assets	117,917	118,775	121,731	128,853	131,597
Deferred income tax assets	13,608	17,070	17,297	13,427	11,598
Other non-current assets	8,280	15,742	15,265	15,540	14,869
	411,549	**442,708**	**451,902**	**481,313**	**449,120**
Current assets					
Inventories	75,842	92,335	109,094	107,184	89,712
Trade receivables	22,191	39,781	48,868	45,657	28,099
Other current assets	23,353	41,706	30,467	25,650	29,112
Cash and bank balances	44,935	88,981	91,897	28,130	18,043
	166,321	**262,803**	**280,326**	**206,621**	**164,966**
Total assets	**577,870**	**705,511**	**732,228**	**687,934**	**614,086**

(€ in Thousands, unless otherwise noted)

Lanvin Group Consolidated Balance Sheet	2020A FY	2021A FY	2022A FY	2023A FY	2024A FY
Liabilities					
Non-current liabilities					
Non-current borrowings	11,399	11,212	18,115	32,381	25,222
Non-current lease liabilities	104,382	102,987	105,986	112,898	117,966
Non-current provisions	3,286	4,166	4,111	3,174	3,560
Employee benefits	19,085	18,464	15,128	17,972	17,240
Deferred income tax liabilities	53,284	54,179	54,660	52,804	51,390
Other non-current liabilities	1,338	1,080	690	14,733	16,005
	192,774	**192,088**	**198,690**	**233,962**	**231,383**
Current liabilities					
Trade payables	47,436	58,151	73,114	78,576	80,424
Bank overdrafts	764	14	148	280	-
Current borrowings	7,438	55,559	15,370	35,720	158,540
Current lease liabilities	32,503	37,072	34,605	32,871	36,106
Current provisions	2,490	3,141	3,014	6,270	1,524
Other current liabilities	44,070	68,660	106,481	134,627	139,020
	134,701	**222,597**	**232,732**	**288,344**	**415,614**
Total liabilities	**327,475**	**414,685**	**431,422**	**522,306**	**646,997**
Net assets	**250,395**	**290,826**	**300,806**	**165,628**	**-32,911**
Equity					
Equity attributable to owners of the Company					
Share capital	289,165	339,259	0	0	0
Treasury shares	0	-3	-25,023	-65,405	-46,576
Other reserves	81,198	149,460	762,961	806,677	779,356
Accumulated losses	-158,974	-224,328	-442,618	-571,931	-737,186
	211,389	**264,388**	**295,320**	**169,341**	**-4,406**
Non- controlling interests	39,006	26,438	5,486	-3,713	-28,505
Total equity	**250,395**	**290,826**	**300,806**	**165,628**	**-32,911**

40

41 (€ in Thousands, unless otherwise noted) 2020A 2021A 2022A 2023A 2024A FY FY FY FY FY Net cash used in operating activities -87,297 -73,088 -80,851 -57,891 -59,381 Net cash flows from/(used in) investing activities 67,038 6,346 -21,799 -38,615 -125 Net cash flows generated from financing activities -41,447 110,065 104,937 34,131 49,066 Net increase/(decrease) in cash and cash equivalents -61,706 43,323 2,287 -62,375 -10,440 Cash and cash equivalents less bank overdrafts at the beginning of the year 106,642 44,171 88,658 91,749 27,850 Effect of foreign exchange rate changes -765 1,164 804 -1,524 633 Cash and cash equivalents less bank overdrafts at end of the year 44,171 88,658 91,749 27,850 18,043 Lanvin Group Consolidated Cash Flow

LANVIN BRAND KEY FINANCIALS

(€ in thousands, unless otherwise noted)

Lanvin Brand Key Financials	2020A		2021A		2022A		2023A		2024A		2021 A v 2020 A	2022 A v 2021 A	2023 A v 2022 A	2024 A v 2023 A	20-24 CAGR
	FY	%	FY	%	FY	%	FY	%	FY	%					
Key Financials on P&L															
Revenues	34,989	100%	72,872	100%	119,847	100%	111,740	100%	82,720	100%	108%	64%	-7%	-26%	24%
Gross profit	13,573	39%	34,028	47%	60,513	50%	64,547	58%	48,440	59%					
Selling and distribution expenses	-43,147	-123%	-58,124	-80%	-75,852	-63%	-76,533	-68%	-72,241	-87%					
Contribution profit (1)	-29,574	-85%	-24,096	-33%	-15,339	-13%	-11,986	-11%	-23,801	-29%					
Revenues by Geography															
EMEA	18,501	53%	31,683	43%	61,092	51%	51,585	46%	38,859	47%	71%	93%	-16%	-25%	20%
North America	4,525	13%	15,964	22%	28,524	24%	28,210	25%	22,843	28%	253%	79%	-1%	-19%	50%
Greater China	10,054	29%	23,541	32%	25,742	21%	24,649	22%	14,763	18%	134%	9%	-4%	-40%	10%
Other	1,909	5%	1,684	2%	4,489	4%	7,296	7%	6,254	8%	-12%	167%	63%	-14%	35%
Revenues by Channel															
DTC	16,959	48%	46,134	63%	58,536	49%	55,357	50%	43,569	53%	172%	27%	-5%	-21%	27%
Wholesale	12,974	37%	21,161	29%	51,898	43%	39,933	36%	27,113	33%	63%	145%	-23%	-32%	20%
Other	5,056	14%	5,577	8%	9,413	8%	16,450	15%	12,038	15%	10%	69%	75%	-27%	24%

(1) Non-IFRS Financial Measure. Please see Page 50 for Non-IFRS Financial Measures and Definition.
Note: Brand-level results are presented exclusive of eliminations.

42

43 (1) Non -IFRS Financial Measure. Please see Page 50 for Non -IFRS Financial Measures and Definition. Note: Brand -level results are presented exclusive of eliminations. (€ in thousands, unless otherwise noted) 2021 A v 2022 A v 2023 A v 2024 A v 20-24 FY % FY % FY % FY % FY % 2020 A 2021 A 2022 A 2023 A CAGR Key Financials on P&L Revenues 95,384 100% 109,332 100% 125,514 100% 126,280 100% 87,891 100% 15% 15% 1% -30% -2% Gross profit 65,865 69% 79,070 72% 86,228 69% 83,339 66% 50,995 58% Selling and distribution expenses -65,006 -68% -59,351 -54% -81,901 -65% -79,060 -63% -69,603 -79% Contribution profit (1) 859 1% 19,719 18% 4,327 3% 4,279 3% -18,608 -21% Revenues by Geography EMEA 73,794 77% 79,236 72% 86,501 69% 85,084 67% 54,934 63% 7% 9% -2% -35% -7% North America 16,367 17% 21,824 20% 31,535 25% 31,310 25% 25,930 30% 33% 44% -1% -17% 12% Greater China 4,867 5% 7,289 7% 6,791 5% 9,176 7% 6,661 8% 50% -7% 35% -27% 8% Other 356 0% 983 1% 687 1% 710 1% 366 0% 176% -30% 3% -49% 1% Revenues by Channel DTC 62,323 65% 74,622 68% 90,408 72% 87,352 69% 67,006 76% 20% 21% -3% -23% 2 % Wholesale 33,061 35% 34,710 32% 34,426 27% 38,071 30% 20,850 24% 5% -1% 11% -45% -11% Other 0 0% 0 0% 680 1% 857 1% 35 0% 26% -96% 2024A Wolford Brand Key Financials 2020A 2021A 2022A 2023A

44 (1) Non -IFRS Financial Measure. Please see Page 50 for Non -IFRS Financial Measures and Definition. Note: Brand -level results are presented exclusive of eliminations. (€ in thousands, unless otherwise noted) 2022 A v 2022 A v 2023 A v 2024 A v 21-24 FY % FY % FY % FY % FY % 2021 PF 2021 A 2022 A 2023 A CAGR Key Financials on P&L Revenues 59,206 100% 28,737 100% 61,929 100% 59,518 100% 41,910 100% 5% 116% -4% -30% 13% Gross profit 13,319 46% 31,048 50% 30,435 51% 17,867 43% Selling and distribution expenses -9,489 -33% -24,502 -40% -23,097 -39% -18,923 -45% Contribution profit (1) 3,830 13% 6,546 11% 7,338 12% -1,056 -3% Revenues by Geography EMEA 33,435 56% 17,009 59% 35,023 57% 31,801 53% 20,704 49% 5% 106% -9% -35% 7% North America 1,290 2% 107 0% 1,181 2% 2,006 3% 740 2% -8% 1004% 70% -63% 91% Greater China 11,331 19% 4,595 16% 10,809 17% 11,872 20% 7,741 18% -5% 135% 10% -35% 19% Other 13,150 22% 7,027 24% 14,916 24% 13,838 23% 12,726 30% 13% 112% -7% -8% 22% Revenues by Channel DTC 28,911 49% 14,349 50% 31,910 52% 32,962 55% 27,944 67% 10% 122% 3% -15% 25% Wholesale 30,295 51% 14,389 50% 30,019 48% 26,556 45% 13,966 33% -1% 109% -12% -47% -1% Other 0 0% 0 0% 0 0% 0 0% 0 0% 2024A Sergio Rossi Brand Key Financials 2021PF 2021A 2022A 2023A

45 (1) Non -IFRS Financial Measure. Please see Page 50 for Non -IFRS Financial Measures and Definition. Note: Brand -level results are presented exclusive of eliminations. (€ in thousands, unless otherwise noted) 2021 A v 2022 A v 2023 A v 2024 A v 20-24 FY % FY % FY % FY % FY % 2020 A 2021 A 2022 A 2023 A CAGR Key Financials on P&L Revenues 66,512 100% 73,094 100% 85,884 100% 90,398 100% 79,267 100% 10% 17% 5% -12% 4% Gross profit 32,987 50% 38,987 53% 52,642 61% 57,374 63% 54,451 69% Selling and distribution expenses -42,273 -64% -37,697 -52% -42,498 -49% -46,695 -52% -46,445 -59% Contribution profit (1) -9,286 -14% 1,290 2% 10,144 12% 10,679 12% 8,006 10% Revenues by Geography EMEA 2,254 3% 779 1% 1,224 1% 1,541 2% 651 1% -65% 57% 26% -58% -27% North America 60,528 91% 65,534 90% 78,774 92% 81,382 90% 74,403 94% 8% 20% 3% -9% 5 % Greater China 2,919 4% 6,467 9% 5,153 6% 7,161 8% 4,101 5% 122% -20% 39% -43% 9% Other 811 1% 315 0% 733 1% 314 0% 113 0% -61% 133% -57% -64% -39% Revenues by Channel DTC 44,778 67% 51,581 71% 66,412 77% 71,007 79% 61,612 78% 15% 29% 7% -13% 8% Wholesale 21,734 33% 21,513 29% 19,077 22% 19,126 21% 17,547 22% -1% -11% 0% -8% -5% Other 0 0% 0 0% 395 0% 265 0% 108 0% -33% -59% 2024A St.John Brand Key Financials 2020A 2021A 2022A 2023A

46 (1) Non -IFRS Financial Measure. Please see Page 50 for Non -IFRS Financial Measures and Definition. Note: Brand -level results are presented exclusive of eliminations. (€ in thousands, unless otherwise noted) 2021 A v 2022 A v 2023 A v 2024 A v 20-24 FY % FY % FY % FY % FY % 2020 A 2021 A 2022 A 2023 A CAGR Key Financials on P&L Revenues 26,351 100% 24,695 100% 30,819 100% 40,011 100% 37,107 100% -6% 25% 30% -7% 9% Gross profit 4,881 19% 4,449 18% 7,147 23% 11,351 28% 10,628 29% Selling and distribution expenses -1,708 -6% -1,144 -5% -1,446 -5% -1,900 -5% -1,861 -5% Contribution profit (1) 3,173 12% 3,305 13% 5,701 18% 9,451 24% 8,767 24% Revenues by Geography EMEA 20,318 77% 19,475 79% 23,050 75% 33,739 84% 30,900 83% -4% 18% 46% -8% 11% North America 4,252 16% 3,272 13% 5,833 19% 4,580 11% 4,662 13% -23% 78% -21% 2% 2 % Greater China 480 2% 549 2% 559 2% 44 0% 2 9 0% 14% 2% -92% -34% -50% Other 1,301 5% 1,399 6% 1,377 4% 1,648 4% 1,516 4% 8% -2% 20% -8% 4% Revenues by Channel DTC 0 0% 0 0% 0 0% 40 0% 64 0% 60% Wholesale 26,351 100% 24,695 100% 30,819 100% 39,971 100% 37,043 100% -6% 25% 30% -7% 9% Other 0 0% 0 0% 0 0% 0 0% 0 0% 2024A Caruso Brand Key Financials 2020A 2021A 2022A 2023A

47 (1) DOS refers to Directly Operated Stores which include boutiques, outlets, concession shop-in-shops and pop-up stores. (2) POS refers to Point of Sales which include DOS and wholesale accounts. (1) (2) (1) (2) DOS POS DOS POS DOS POS DOS POS Lanvin 2 7 287 31 339 36 319 33 277 Wolford 167 227 163 225 150 201 112 163 St. John 48 133 46 106 45 107 37 88 Sergio Rossi 5 0 328 5 0 346 48 289 43 154 Caruso 1 144 1 189 0 183 0 181 Total 293 1,119 291 1,205 279 1,099 225 863 2024 Footprint By Brand 2021 2022 2023

(1) Non-IFRS Financial Measure. Please see Page 50 for Non-IFRS Financial Measures and Definition. 48 (€ in Thousands, unless otherwise noted) 2020A 2021A 2022A 2023A 2024A FY FY FY FY FY Revenue 222,612 308,822 422,312 426,178 328,610 Cost of sales -105,218 -138,920 -184,368 -175,236 -145,847 Gross profit 117,394 169,902 237,944 250,942 182,763 Marketing and selling expenses -151,631 -165,502 -224,733 -226,750 -208,803 Contribution profit (1) -34,237 4,400 13,211 24,192 -26,040 Reconciliation of Contribution Margin

49 (1) 2022 was impacted by a €84 million cost related to the Reverse Recapitalization that occurred as part of the SPAC merger; this cost is non -recurring in nature. (2) These are Non -IFRS Financial Measures and will be mentioned throughout this presentation. Please see Page 50 for Non -IFRS Financial Measures and Definition. (€ in Thousands, unless otherwise noted) 2020A 2021A 2022A 2023A 2024A FY FY FY FY FY Loss for the year -135,657 -76,452 -239,751 -146,253 -189,295 Add / (Deduct) the impact of: Income tax benefits / (expenses) -1,603 4,331 -129 3,407 3,078 Finance cost - net 12,989 9,313 14,556 20,431 29,821 Non-underlying items (1) -43,546 -45,206 83,057 3,858 -10,243 Loss from operating before non-underlying items -167,817 -108,014 -142,267 -118,557 -166,639 Add / (Deduct) the impact of: Share based compensation 5,389 7,208 7,431 2,749 551 Adjusted EBIT (2) -162,428 -100,806 -134,836 -115,808 -166,088 Depreciation / Amortization 48,332 41,584 45,810 46,946 46,542 Provision and impairment losses 22,676 10,766 16,729 79 34,935 Net foreign exchange (gains) / losses 3,304 -10,489 339 4,610 -7,709 Adjusted EBITDA (2) -88,116 -58,945 -71,958 -64,173 -92,320 Reconciliation of Adjusted EBIT and EBITDA

50 Our management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: contribution profit, contribution profit margin, Adjusted EBIT and Adjusted EBITDA. Our management believes that these non-IFRS financial measures provide useful and relevant information regarding our performance and improve their ability to assess financial performance and financial position. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures that we use may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. Contribution profit is defined as revenues less the cost of sales and selling and marketing expenses. Contribution profit subtracts the main variable expenses of selling and marketing expenses from gross profit, and our management believes this measure is an important indicator of profitability at the marginal level. Below contribution profit, the main expenses are general administrative expenses and other operating expenses (which include foreign exchange gains or losses and impairment losses). As we continue to improve the management of our portfolio brands, we believe we can achieve greater economy of scale across the different brands by maintaining the fixed expenses at a lower level as a proportion of revenue. We therefore use contribution profit margin as a key indicator of profitability at the group level as well as the portfolio brand level. Contribution profit margin is defined as contribution profit divided by revenues. Adjusted EBIT is defined as profit or loss before income taxes, net finance cost, share based compensation, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, negative goodwill from acquisition of Sergio Rossi, gain on debt restructuring and government grants. Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, negative goodwill from acquisition of Sergio Rossi, gain on debt restructuring and government grants. Trade working capital is defined as the sum of inventories as well as trade receivables less trade payables.